Exhibit 16.1

February 29, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated February 29, 2008, of Jarden Corporation and are in agreement with the statements contained in the second, third, fourth and sixth paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

A member firm of Ernst & Young Global Limited